UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50953

Evolving Gold Corporation

(Name of Registrant)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2

(Address of principal executive offices)

1.

News Release dated December 9, 2004

2

News Release dated January 10, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corporation

(Registrant)

Dated: January 12, 2005	By: /s/ Warren McIntyre Warren McIntyre, Director

Evolving Gold Corporation

Suite 1200, 1188 West Georgia Street

Vancouver, BC V6E 4A2

Phone (604) 685 6375

info@evolvinggold.com

              News Release

                      Evolving Gold Announces Stock Option Grant

Vancouver, British Columbia, December 8, 2004: Evolving Gold Corporation (CNQ:GOLD) is pleased to announce that it has granted 50,000 incentive stock options at an exercise price of $0.34 per share until December 8, 2009, subject to the approval of the CNQ exchange

On behalf of Evolving Gold Corporation

Warren McIntyre

Warren McIntyre, Director

Evolving Gold Corporation

Suite 1200, 1188 West Georgia Street

Vancouver, BC V6E 4A2

Phone (604) 685 6375

info@evolvinggold.com

              News Release

       Evolving Gold Closes Non-Brokered, Private Placement

Vancouver, British Columbia, January 10, 2005: Evolving Gold Corporation (CNQ:GOLD) (the”Company”) reports today that further to the Company’s press release of December 6, 2004, the Company has closed the non-brokered private placement. The financing is comprised of 600,000 units at a price of $0.16 per unit. Each unit consists of one common share and one non-transferable share purchase warrant which will entitle the holder to purchase an additional common share of the Company at a price of $0.25 per share for a period of two years expiring January 9, 2007.

The Company received gross proceeds of $96,000. All shares and warrants are subject to a four-month hold period, expiring May 9, 2005, in accordance with the Canadian National Quotation System (“CNQ”) and the provisions of the BC Securities Act.

The proceeds of the private placement will be used for the acquisition of the Company’s mineral properties and general working capital.

On behalf of Evolving Gold Corporation

 Lawrence A. Dick, Ph.D., P.Geo

President